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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark one)

    /X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
             ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

   / /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                  FOR THE TRANSITION PERIOD FROM ______ TO ______.


                         COMMISSION FILE NUMBER 0-20766


                       HCC INSURANCE HOLDINGS 401(k) PLAN

                          HCC INSURANCE HOLDINGS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)



                             13403 NORTHWEST FREEWAY
                              HOUSTON, TEXAS 77040
                     (Address of principal executive office)


                                 (713) 690-7300
              (Registrant's telephone number, including area code)

                          ----------------------------

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                              REQUIRED INFORMATION


1. Audited Statement of Net Assets Available for Benefits (with Fund Information) as of December 31, 1999 and 1998. Incorporated by reference to the HCC Insurance Holdings 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

2. Audited Statement of Changes in Net Assets Available to Benefits (with Fund Information) for the years ended December 31, 1999. Incorporated by reference to the HCC Insurance Holdings 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as
          Exhibit 99.1.

3. Notes to Financial Statements (with Fund Information). Incorporated by reference to the HCC Insurance Holdings 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

4. Schedule 1 - Item 27a - Schedule of Assets Held for Investment purposes (with Fund Information) as of December 31, 1999. Incorporated by reference to the HCC Insurance Holdings 401(k) Plan Financial Statements and Supplemental Schedules attached hereto as
          Exhibit 99.1.

EXHIBITS


         EXHIBIT               DESCRIPTION
         -------               -----------

          23.1      Consent of PricewaterhouseCoopers LLP

          99.1 HCC Insurance Holdings 401(k) Plan Financial Statements and Supplemental Schedules


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                                   SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the HCC Insurance Holdings 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 27th day of June, 2000.

                               HCC INSURANCE HOLDINGS 401(k) PLAN

                               By:  HCC Insurance Holdings, Inc., Administrator


                               By: /s/ L. Edward Tuffly
                                  ----------------------------------------
                               Name:   L. Edward Tuffly
                               Title:  Senior Vice President